EXHIBIT 21

LIST OF SUBSIDIARIES

1.	4WARD RESOURCES, INC. (Texas)
2.	WPF MEXICO PIPELINES, S. de R.L. de C.V. (Mexico)
3.	WPF TRANSMISSION, INC. (Texas)
4.	CENOTE ENERGY S. de R.L. de C.V. (Mexico)